Exhibit 3.1

AMENDMENT TO BYLAWS

OF

DISCOVERY PARTNERS INTERNATIONAL, INC.

The Bylaws of Discovery Partners International, Inc. (the “Bylaws”) are hereby amended as follows:

The fourth sentence of Article III, Section 1 of the Bylaws shall be deleted in its entirety and replaced with the following:

“The number of Directors which shall constitute the whole Board shall not be less than six (6) nor more than twelve (12) Directors, and the exact number shall be fixed by resolution of sixty-six and two-thirds percent (66-2/3%) of the Directors then in office or by sixty-six and two-thirds percent (66-2/3%) of the stockholders at the annual meeting of stockholders or any special meeting of stockholders, with the number initially fixed at twelve (12).”

Except as aforesaid, the Bylaws shall remain in full force and effect.

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